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[VINSON & ELKINS LETTERHEAD]


Allan D. Reiss  areiss@velaw.com
Tel 212.237.0018  Fax 917.849.5363



July 13, 2005




Mr. Daniel H. Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      Quintana Maritime Limited
                  Registration Statement on Form S-1
                  Filed May 3, 2005
                  File No. 333-124576

Dear Mr. Morris:

         On behalf of Quintana Maritime Limited (the "Registrant"), we have filed through EDGAR Amendment No. 3 ("Amendment No. 3") to the above referenced registration statement (the "Registration Statement").

         In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated July 12, 2005 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

         Please note that the Registrant expects to price this transaction on Thursday July 14, 2005. As such we have filed an acceleration request letter concurrently with our submission of Amendment No.3 requesting the effective date of the Registration Statement be accelerated so that the same will become effective on July 14, 2005 at 3 p.m. or as soon as practicable thereafter.

         Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP  Attorneys at Law  Austin  Beijing        666 Fifth Avenue, 26th Floor, New York, NY 10103-0040
Dallas  Dubai  Houston  London  Moscow  New York              Tel 212.237.0000  Fax 212.237.0100  www.velaw.com
Tokyo  Washington
nyc:139907_1.DOC

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                                                            July 13, 2005 Page 2

GENERAL

1. We have reviewed your response to our prior comment number 1, but we also note per page 37 of the MD&A section of your document that you anticipate making awards under your company's 2005 stock incentive plan. Although you currently have not established the amounts of such awards and do not have an estimate of expenses that may be associated with the plan, if it is determined that stock awards will be granted prior to or in connection with your planned public offering, please tell us and revise the MD&A section to discuss the number of options to be granted and the amount of expense that the company expects to recognize in connection with the option grants. Your response and your revised disclosure should also explain how any expense to be recognized will be determined. If you do not expect to make any grants prior to or in conjunction with your offering, please note this in your response.

         RESPONSE: The Registrant does not plan to make any grants of stock awards under the Registrant's 2005 Stock Incentive Plan prior to or in conjunction with the offering. The Registration Statement has been revised to disclose this on pages 40 and 83.




SUMMARY OF CONSOLIDATED FINANCIAL DATA, PAGE 8
SELECTED CONSOLIDATED FINANCIAL DATA, PAGE 30

2. Please revise footnote (2) to state that to the extent the underwriter's over-allotment option is not exercised, the 2,505,000 shares which were not purchased will be distributed to your company's sole shareholder as a stock dividend.

         RESPONSE: The Registration Statement has been revised as requested. Please see pages 8 and 30.


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                                                            July 13, 2005 Page 3


RISK FACTORS

RISKS RELATING TO OUR COMMON STOCK
FUTURE SALES OF OUR COMMON STOCK COULD CAUSE . . .OUR COMMON STOCK TO DECLINE, PAGE 24

3. We note that on page 24 of your document, you state that your company's existing shareholder will own approximately 20.8% of your company's outstanding common stock if the underwriters exercise their over-allotment option in full. However you state on page 22 and elsewhere in your document, that your company's existing shareholder will own 16.6% of your company's outstanding common stock if the underwriters exercise their over-allotment option in full. As it appears that the shareholder's ownership would be 16.6% assuming exercise of the over-allotment option in full, please revise your disclosure on page 24 of your document.

         RESPONSE: The Registration Statement has been revised as requested. Please see page 25.




CAPITALIZATION PAGE 28

4. Please revise the introductory paragraph to your capitalization disclosures to clearly indicate the amount of the capital contribution to be made prior to the offering by your sole shareholder, the amount of borrowings to be made to finance/refinance the acquisition of five vessels, the amount of deferred financing fees to be written off related to the term loan facility and the amount of bank indebtedness to be incurred to finance a portion of the purchase price for the three remaining vessels in your fleet. Also, disclose the impact on your capitalization in the event that your underwriters exercise their over-allotment option and you are required to pay a cash dividend to your shareholder.

         RESPONSE: The Registration Statement has been revised as requested. Please see pages 29 and 30.

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                                                            July 13, 2005 Page 4

DILUTION, PAGE 29

5. Please revise the introductory paragraph to your dilution disclosures to explain the nature and amounts of the other transactions that have been reflected in your pro forma net tangible book value at March 31, 2005 prior to the offering (i.e., capital contribution by shareholder, write-off of financing cost, etc.) and disclose the amount of your pre-offering tangible book value in total and on a per share basis. Also, please clarify in the last paragraph on page 29 why the underwriters exercise of their over-allotment option will reduce the amount paid by the existing shareholder for their shares (i.e., because they will receive a cash dividend).

         RESPONSE: The Registration Statement has been revised as requested. Please see page 31.




6. Based upon the disclosures in the dilution section of your document, it is unclear how you have determined your company's pro forma net tangible book value per share as of March 31, 2005 of $10.15. Please tell us or provide disclosure which explains in further detail how this value was calculated. We may have further comment upon receipt of your response.

         RESPONSE: As indicated in the revised disclosure on page 31 of the Registration Statement, the Registrant's pro forma net tangible book value per share of $10.15 reflects the adjustment to the historical net tangible book value of $7.72 per share to give effect to the (1) capital contributions in the amount of $38.8 million by our sole stockholder immediately prior to the offering, (2) the write off of $4.1 million deferred financing fees relating to our bridge loan and our term loan facilities and (3) the distribution of 2,505,000 shares of common stock as a stock dividend to our sole stockholder existing prior to the offering (which will occur if the underwriters do not exercise any portion of their over-allotment option). The Registrant has modified the introductory paragraph to the dilution section on page 31 of the Registration Statement to clarify how the pro forma net tangible book value per share was calculated.

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                                                            July 13, 2005 Page 5


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

7. Please remove the restrictive legend that is located above the report of the independent registered public accounting firm prior to the planned effectiveness of the Company's Form S-l registration statement. Also, ensure that the dating of your report with regards to Note 7 is completed.

         RESPONSE: The Registration Statement has been revised as requested. Please see page F-2 and F-10.




CONSOLIDATED BALANCE SHEET, PAGE F-3
CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-4

8. Please revise footnote (1), which relates to the pro forma information included in your balance sheet and statement of operations, to state that to the extent the underwriter's over-allotment option is not exercised, the 2,505,000 shares which were not purchased under the underwriter's over-allotment option will be distributed to your company's sole shareholder as a stock dividend.

         RESPONSE: The Registration Statement has been revised as requested. Please see pages F-3 and F-4.




CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY, PAGE F-5

9. Your consolidated statement of shareholders' equity has not been revised to disclose the number of shares of common stock outstanding after giving retroactive effect to your company's 7,684.984-for-one stock split. Please revise to give retroactive effect to the stock split.

         RESPONSE: The Registration Statement has been revised as requested. Please see page F-5.

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                                                            July 13, 2005 Page 6


OTHER

10. Please consider the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, upon filing your revised document.

         RESPONSE: The Registrant has considered the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, and believes that pursuant to such rule, the financial statements of the Registrant are current.




11. Please provide a currently dated consent from your independent public accountant in your amended document. Also, please ensure that the restrictive legend that is currently located above your consent has been removed.

         RESPONSE: The Registrant has provided a currently dated, manually signed consent from the independent public accountant. Please see exhibit 23.3.




                                      * * *

CLOSING

         Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 3 to Allan Reiss at (212) 237-0018 or to James Fox at (212) 237-0131.

                                            Very truly yours,


                                            Vinson & Elkins L.L.P


                                            By:      /s/ Allan D. Reiss
                                                     ---------------------------
                                                     Allan D. Reiss